SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No.) (1)

                     A-Power Energy Generation Systems, Ltd.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    G04136100
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Jeffrey L. Feinberg
                        c/o JLF Asset Management, L.L.C.
                         2775 Via de la Valle, Suite 204
                                Del Mar, CA 92014
                            United States of America
                                 (858) 259-3400
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 18, 2008
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G04136100
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Jeffrey L. Feinberg

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [_]
                                                                        (b)  [X]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     4,780,921

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     4,780,921

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,780,921

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     21.90%

14.  TYPE OF REPORTING PERSON*

     IN

CUSIP No. G04136100
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     JLF Asset Management, L.L.C.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [_]
                                                                        (b)  [X]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     4,780,921

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     4,780,921

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,780,921

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     21.90%

14.  TYPE OF REPORTING PERSON*

     OO

CUSIP No. G04136100
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     JLF Partners I, L.P.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [_]
                                                                        (b)  [X]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     2,034,156

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     2,034,156

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,034,156

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.78%

14.  TYPE OF REPORTING PERSON*

     PN

CUSIP No. G04136100
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     JLF Offshore Fund, Ltd.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [_]
                                                                        (b)  [X]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     2,495,862

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     2,495,862

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,495,862

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     11.90%

14.  TYPE OF REPORTING PERSON*

     CO

CUSIP No. G04136100
          ---------

--------------------------------------------------------------------------------
Item 1.  Security and Issuer.

     The name of the issuer is A-Power Energy Generation Systems, Ltd. (formerly known as China Energy Technology Limited), a company formed under the laws of the British Virgin Islands (the "Issuer"). The address of the Issuer's offices is No. 64 Huanghai Road, Yuhong District, Shenyang, Liaoning, China 110141. This
Schedule 13D relates to the Issuer's Common Stock (the "Shares").

--------------------------------------------------------------------------------
Item 2.  Identity and Background.

     (a) This Schedule 13D is being filed to report that both Jeffrey L. Feinberg, a United States citizen, and JLF Asset Management, L.L.C., a Delaware limited liability company ("JLFAM"), beneficially own 21.90% of the Shares. Of this beneficial ownership, JLF Partners I, L.P., a Delaware limited partnership ("JLF1"), beneficially owns 9.78%, and JLF Offshore Fund, Ltd., a Cayman Islands company ("JLFOS", and together with Jeffrey L. Feinberg, JLFAM and JLF1, the "Reporting Persons"), beneficially owns 11.90%. In addition, JLF Partners II, L.P., a Delaware limited partnership ("JLF2"), and JLF Concentrated Partners, L.P., a Delaware limited partnership ("JLFCN"), which are private investment vehicles over which Jeffrey L. Feinberg has investment discretion by virtue of his position in the management company of said entities, together beneficially own 1.25% of the Shares.

     (b) The principal business address for JLFAM is 2775 Via de la Valle, Suite 204, Del Mar, CA 92014, United States of America. The principal business address for Jeffrey L. Feinberg and JLF1 is c/o JLF Asset Management, L.L.C., 2775 Via de la Valle, Suite 204, Del Mar, CA 92014, United States of America. The principal business address for JLFOS is c/o Goldman Sachs (Cayman) Trust Limited, P.O. Box 896, Harbour Centre, 2nd Floor, North Church Street, Grand Cayman, Cayman Islands, British West Indies.

     (c) Mr. Feinberg is the managing member of JLFAM, an investment management firm that serves as the investment adviser to JLF1, JLF2, JLFCN and JLFOS (collectively, the "Funds").

     (d) Jeffrey L. Feinberg has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

--------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.

As of the date hereof, Mr. Feinberg and JLFAM each may be deemed to beneficially own 4,780,921 Shares, consisting of 2,034,156 Shares held by JLF1, 143,942 Shares held by JLF2, 106,961 Shares held by JLFCN, and 2,495,862 Shares held by JLFOS.

     As of the date hereof, JLF1 may be deemed to beneficially own 2,034,156 Shares.

     As of the date hereof, JLF2 may be deemed to beneficially own 143,942
Shares.

     As of the date hereof, JLFCN may be deemed to beneficially own 106,961 Shares.

     As of the date hereof, JLFOS may be deemed to beneficially own 2,495,862 Shares.

     Pursuant to a January 18, 2008 merger (the "Merger") between the Issuer and Chardan South China Acquisition Corporation ("Chardan"), the Issuer issued one of its Shares in exchange for each outstanding share of Common Stock of Chardan. The Issuer also issued one Common Stock Warrant (each a "Warrant") in exchange for each Common Stock Warrant of Chardan. The Shares and the Warrants have the same terms as the Chardan Common Stock and Chardan Common Stock Warrants, respectively, for which they were exchanged. The Merger is described in the Form 8-K filed by the Issuer on January 25, 2008.

     As a result of the Merger, the shares of Chardan Common Stock and the Chardan Common Stock Warrants beneficially owned by the Reporting Persons were effectively converted into Shares and Warrants, respectively. Subsequent to the Merger, the Reporting Persons acquired additional Shares and Warrants via open-market purchases.

          The funds for the open-market purchases by the Funds of the Shares and the Warrants effected since the Merger (which are reported in Exhibit B to this Schedule 13D) came from the working capital of the Funds managed by JLFAM, over which Mr. Feinberg, through his role at JLFAM, exercises investment discretion. No borrowed funds were used to purchase these Shares and Warrants, other than any borrowed funds used for working capital purposes in the ordinary course of business. The total cost for these Shares and Warrants purchased in the open market by the Funds is $1,195,206.87.

-------------------------------------------------------------------------------
Item 4.  Purpose of Transaction.

          The Shares and the Warrants held by the Reporting Persons were acquired for, and are being held for, investment purposes only. The acquisitions of the Shares and the Warrants were made in the ordinary course of the Reporting Persons' business or investment activities, as the case may be.

          The Reporting Persons have no plans or proposals which would relate to or would result in: (a) the acquisition of additional securities of the Issuer or the disposition of presently-owned securities of the Issuer; (b) any extraordinary corporate transaction involving the Issuer; (c) a sale or transfer of a material amount of assets of the Issuer; (d) any change in the present Board of Directors or management of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any material change in the operating policies or corporate structure of the Issuer; (g) any change in the Issuer's charter or by-laws; (h) the Shares of the Issuer ceasing to be authorized to be quoted in the over-the-counter security markets; or (i) causing the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934. The Reporting Persons, however, reserve the right, at a later date, to effect one or more of such changes or transactions in the number of Shares they may be deemed to beneficially own.

--------------------------------------------------------------------------------
Item 5.  Interest in Securities of the Issuer.

     (a-e) As of the date hereof, (i) each of Mr. Feinberg and JLFAM may be deemed to be the beneficial owner of 4,780,921 Shares or 21.90% of the Shares of the Issuer, (ii) JLF1 may be deemed to be the beneficial owner of 2,034,156 Shares or 9.78% of the Issuer and (iii) JLFOS may be deemed to be the beneficial owner of 2,495,862 Shares or 11.90% of the Issuer, based upon the 20,000,000 Shares outstanding as of January 18, 2008, according to the Form 8-K filed by the Issuer on January 25, 2008, as increased by the applicable number of Warrants that can be exercised by the relevant Reporting Person.

     Each of Mr. Feinberg and JLFAM has the shared power to vote or direct the vote of 4,780,921 Shares to which this filing relates, while JLF1 has the shared power to vote or direct the vote of 2,034,156 Shares to which this filing relates, and JLFOS has the shared power to vote or direct the vote of 2,495,862 Shares to which this filing relates. No Reporting Person has the sole power to vote or direct the vote of any of the Shares to which this filing relates.

     Each of Mr. Feinberg and JLFAM has the shared power to dispose of or direct the disposition of 4,780,921 Shares to which this filing relates, while JLF1 has the shared power to dispose of or direct the disposition of 2,034,156 Shares to which this filing relates, and JLFOS has the shared power to dispose of or direct the disposition of 2,495,862 Shares to which this filing relates. No Reporting Person has the sole power to dispose of or direct the disposition of any of the Shares to which this filing relates.

     Transactions in the Shares and the Warrants effected since the Merger by the Reporting Persons are listed in Exhibit B to this Schedule 13D.

--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Except as set forth herein, the Reporting Persons do not have any contract, arrangement, understanding, or relationship with any person with respect to the Shares. The Reporting Persons own 1,831,600 Warrants. Each Warrant is immediately exercisable at an exercise price of $5.00. The warrant agreement, which is provided in an exhibit to Amendment No. 3 to Form S-1 filed by Chardan on July 28, 2005, is incorporated by reference.

--------------------------------------------------------------------------------
Item 7.  Material to be Filed as Exhibits.

         Exhibit A - Joint Filing Agreement.
         Exhibit B - Transactions since the Merger on January 18, 2008.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 5, 2008
-----------------------
(Date)

                                          /s/ Jeffrey L. Feinberg*
                                          ------------------------
                                          Jeffrey L. Feinberg


                                          JLF Asset Management, L.L.C.*

                                          By: /s/ Jeffrey L. Feinberg
                                              ------------------------------
                                          Name: Jeffrey L. Feinberg
                                          Title: Managing Member


                                          JLF Partners I, L.P.

                                          By: /s/ Jeffrey L. Feinberg
                                              ------------------------------
                                          Name: Jeffrey L. Feinberg
                                          Title: Managing Member of JLF Asset
                                          Management, L.L.C., its management
                                          company


                                          JLF Offshore Fund, Ltd.

                                          By: /s/ Jeffrey L. Feinberg
                                              ------------------------------
                                          Name: Jeffrey L. Feinberg
                                          Title: Managing Member of JLF Asset
                                          Management, L.L.C., its investment
                                          manager

* These Reporting Persons disclaim beneficial ownership of the securities reported herein except to the extent of their pecuniary interest therein.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                    EXHIBIT A
                                    ---------

                             JOINT FILING AGREEMENT

          The undersigned agree that this Schedule 13D dated February 5, 2008 relating to the Common Stock of A-Power Energy Generation Systems, Ltd. shall be filed on behalf of the undersigned.


                                          /s/ Jeffrey L. Feinberg
                                          -----------------------
                                          Jeffrey L. Feinberg


                                          JLF Asset Management, L.L.C.

                                          By: /s/ Jeffrey L. Feinberg
                                              ------------------------------
                                          Name: Jeffrey L. Feinberg
                                          Title: Managing Member


                                          JLF Partners I, L.P.

                                          By: /s/ Jeffrey L. Feinberg
                                             ------------------------------
                                          Name: Jeffrey L. Feinberg
                                          Title: Managing Member of JLF Asset
                                          Management, L.L.C., its management
                                          company


                                          JLF Offshore Fund, Ltd.

                                          By: /s/ Jeffrey L. Feinberg
                                              ------------------------------
                                          Name: Jeffrey L. Feinberg
                                          Title: Managing Member of JLF Asset
                                          Management, L.L.C., its investment
                                          manager

February 5, 2008

                                    EXHIBIT B
                                    ---------

                TRANSACTIONS SINCE THE MERGER ON JANUARY 18, 2008

                  JLF Partners I, L.P.
                  --------------------

                  Transactions in Shares

                     Number of Shares
Date                 Purchased/(Sold)           Price
----                 ----------------           -----

1/18/2008            1,214,767                  (2)
1/28/2008            7,483                      $14.71
1/30/2008            11,615                     $14.21

                  Transactions in Warrants

                     Number of Warrants
Date                 Purchased/(Sold)           Price
----                 ----------------           -----

1/18/2008            776,522                    (3)
1/24/2008            13,757                     $8.08
1/30/2008            10,012                     $9.21

                  JLF Partners II, L.P.
                  ---------------------

                  Transactions in Shares

                     Number of Shares
Date                 Purchased/(Sold)           Price
----                 ----------------           -----

1/18/2008            86,199                     (2)
1/28/2008            632                        $14.71
1/30/2008            981                        $14.21

                  Transactions in Warrants

                     Number of Warrants
Date                 Purchased/(Sold)           Price
----                 ----------------           -----

1/18/2008            54,119                     (3)
1/24/2008            1,165                      $8.08
1/30/2008            846                        $9.21

                  JLF Concentrated Partners, L.P.
                  -------------------------------

                  Transactions in Shares

                     Number of Shares
Date                 Purchased/(Sold)           Price
----                 ----------------           -----

1/18/2008            106,961                    (2)

                  JLF Offshore Fund, Ltd.
                  -----------------------

                  Transactions in Shares

                     Number of Shares
Date                 Purchased/(Sold)           Price
----                 ----------------           -----

1/18/2008            1,493,699                  (2)
1/28/2008            10,580                     $14.71
1/30/2008            16,404                     $14.21

                  Transactions in Warrants

                     Number of Warrants
Date                 Purchased/(Sold)           Price
----                 ----------------           -----

1/18/2008            941,559                    (3)
1/24/2008            19,478                     $8.08
1/30/2008            14,142                     $9.21

(2) Pursuant to the Merger, 2,901,626 shares of Chardan Common Stock held by the Funds were effectively converted into 2,901,626 Shares. This includes the conversion of 1,214,767 Chardan shares held by JLF Partners I, L.P., 86,199 Chardan shares held by JLF Partners II, L.P., 106,961 Chardan shares held by JLF Concentrated Partners, L.P., and 1,493,699 Chardan shares held by JLF Offshore Fund, Ltd.

(3) Pursuant to the Merger, 1,772,200 Chardan Common Stock Warrants held by the Funds were effectively converted into 1,772,200 Warrants. This includes the conversion of 776,522 Chardan warrants held by JLF Partners I, L.P., 54,119 Chardan warrants held by JLF Partners II, L.P., and 941,559 Chardan warrants held by JLF Offshore Fund, Ltd.

SK 02717 0006 851836